

August 30, 2013

Via E-mail
Chester L.F. Paulson
President and Chief Executive Officer
Paulson Capital Corp.
811 SW Naito Parkway, Suite 300
Portland, Oregon 97204

> **Re: Paulson Capital Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 26, 2013**
> **File No. 000-18188**

Dear Mr. Paulson:

We have reviewed your response dated August 23, 2013 and have limited our review to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

Proposal One – Amendment and Restatement of the Articles of Incorporation…, page 5

1. Please revise to discuss the anti-takeover effects of implementing a staggered board.

Proposal Two – Election of Directors, page 6

Director Independent and Leadership Structure, page 8

2. We note your disclosure in response to prior comment 2. However, we also note that you have not disclosed the potential implications of your noncompliance with the NASDAQ

listing requirements. Please revise to explain, if true, that continued noncompliance would contravene the terms of the subscription and escrow agreements related to the private placement transaction.

<u>Proposal 6 – Authorization to Issue Securities in One or More Non-Public Offerings In Accordance With NADAQ Listing Rule 5635</u>

3.   We note the revisions you made in response to comment 8. However, the proposal still appears to be seeking authorization to issue an unlimited number of shares on any terms determined by the Board. Please revise your proposal to address each of the following:

- On page 22 you state that in no event will you issue common shares or common share equivalents "exceed the effective number of shares of Common Stock and Common Stock equivalents covered by this Proposal for which shareholder approval is sought (22,500,000 shares)." As currently drafted, your proposal does not limit the number of common shares or common share equivalents that may be issued in these transactions to 22,500,000 shares. The proposal only states that the aggregate number of shares may exceed 20% of your current shares outstanding. Please revise the proposal to quantify the maximum number of shares you may issue in these transactions.
- Quantify the number of common shares that you will be able to sell in future transactions pursuant to this proposal after the close of the transactions with DKR Ventures and Hudson Bay Master Fund Ltd.
- Please clarify whether the number of shares you may sell pursuant to this proposal will be similarly adjusted if you implement a reverse stock split.
- Please explain how the price of future issuances will be determined. Will you be able to issue shares at a lower price than the price of the shares issued to DKR Ventures and Hudson Bay Master Fund? If there are any limitations on a sale price, please describe the limitations.

Please contact Celia Soehner at (202) 551-3463 or me at (202) 551-3675 with any questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director